Butterfield Reports Second Quarter 2020 Results

Financial highlights for the second quarter of 2020:
•Net income of $34.3 million, or $0.67 per share and core net income1 of $34.4 million, or $0.67 per share
•Return on average common equity of 14.0% and core return on average tangible common equity1 of 15.5%
•Net interest margin of 2.48%
•Credit reserve build of $4.4 million
•Board declares a quarterly dividend of $0.44 per share
•Issued $100 million 5.25% 10-year fixed to floating rate subordinated debt

Hamilton, Bermuda - July 22, 2020: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the second quarter ended June 30, 2020.
Net income for the second quarter was $34.3 million, or $0.67 per diluted common share, compared to $40.3 million or $0.77 per diluted common share for the previous quarter and $38.6 million, or $0.72 per diluted common share in the second quarter of 2019. Core net income1 for the second quarter was $34.4 million, or $0.67 per diluted common share, compared to $40.8 million, or $0.78 per diluted common share, in the previous quarter, and $51.1 million, or $0.95 per diluted common share, for the second quarter of 2019.
The core return on average tangible common equity1 for the second quarter of 2020 was 15.5%, compared to 18.6% for the previous quarter and 24.6% for the second quarter of 2019. The core efficiency ratio1 for the second quarter of 2020 was 66.7%, compared with 63.8% in the previous quarter and 60.3% for the second quarter of 2019.
Michael Collins, Butterfield's Chairman and Chief Executive Officer commented, "The Bank recorded solid earnings this quarter, as we continued to meet the challenges presented by the COVID-19 pandemic. During the temporary government-mandated closures in our home markets, we were able to provide essential banking services to our customers both in person and electronically. I am proud that Butterfield was able to help support local economies and offer relief to borrowers in Bermuda and Cayman through loan deferrals and other community based support programs. We continue to be in regular communication with customers and are closely monitoring our loan book for signs of credit deterioration, and we have seen a slight increase in non-performing loans this quarter. Our latest credit performance estimate is reflected in the second quarter reserve build, bringing our total credit reserves to 79 basis points of total loans. I am also pleased to confirm that the Bank's balance sheet and capital ratios improved and remain strong.
"We have also started adjusting to the potential long-term implications of the changing economic landscape, and the associated extended period of low interest rates. As we work to further mitigate the impact of lower yields, we anticipate a greater emphasis on our stable fee businesses and focus on costs to improve operating efficiencies.
(1) See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.   1

Through this period of increased uncertainty, Butterfield remains well positioned for continued profitability and growth."
Net income decreased in the second quarter of 2020 versus the prior quarter due principally to a lower interest rate environment and decreased non-interest income resulting from COVID-19 related economic shut downs, which were partially offset by lower non-interest expenses.
Net interest income (“NII”) for the second quarter of 2020 was $79.1 million, a decrease of $8.5 million compared with NII of $87.6 million in the previous quarter and down $6.1 million from $85.2 million in the second quarter of 2019.
Net interest margin (“NIM”) for the second quarter of 2020 was 2.48%, a decrease of 15 basis points from 2.63% in the previous quarter and down 70 basis points from 3.18% in the second quarter of 2019. NIM decreased in the second quarter of 2020 compared to the prior quarter due to the impact of lower market rates across the yield curve, which was partially offset by lower deposit costs.
Non-interest income decreased to $41.7 million for the second quarter of 2020, compared with $47.6 million in the previous quarter and $44.2 million in the second quarter of 2019. The decrease versus the prior quarter was due to much lower economic activity resulting from COVID-19 related "shelter-in-place" government mandates across all of Butterfield's operating jurisdictions, primarily during the months of April and May.
Non-interest expenses were $82.0 million in the second quarter of 2020, compared to $88.1 million in the previous quarter and $91.7 million in the second quarter of 2019. Core non-interest expenses1 were $81.9 million in the second quarter of 2020, compared with $87.6 million in the previous quarter and $79.2 million in the second quarter of 2019. Non-interest expenses were lower in the second quarter of 2020 compared to the prior quarter due to the COVID-19 related slowdown of business activity resulting in decreased travel, client entertainment, marketing activities, and consultant costs. Additionally, the first quarter of 2020 had elevated staff related costs.
The Bank continued its balanced capital return policy. The Board declared a quarterly dividend of $0.44 per common share to be paid on August 19, 2020 to shareholders of record on August 5, 2020. During the second quarter of 2020, Butterfield repurchased 1.2 million common shares under the Bank's current 3.5 million common share repurchase plan authorization.
During the second quarter of 2020, Butterfield issued $100 million of 5.25% 10-year, fixed to floating rate subordinated debt. The proceeds of the issuance will primarily be used to replace existing debt.
The current total regulatory capital ratio as at June 30, 2020 was 21.2% as calculated under Basel III, compared to 19.4% as at December 31, 2019. Both of these ratios are significantly above regulatory requirements applicable to the Bank.

(1) See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.   2

ANALYSIS AND DISCUSSION OF SECOND QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	June 30, 2020	March 31, 2020	June 30, 2019
Non-interest income	41.7	47.6	44.2
Net interest income before provision for credit losses	79.1	87.6	85.2
Total net revenue before provision for credit losses and other gains (losses)	120.8	135.2	129.4
Provision for credit recoveries (losses)	(4.4)	(5.2)	0.9
Total other gains (losses)	0.7	(0.6)	0.2
Total net revenue	117.1	129.4	130.5
Non-interest expenses	(82.0)	(88.1)	(91.7)
Total net income before taxes	35.1	41.3	38.8
Income tax benefit (expense)	(0.8)	(1.0)	(0.2)
Net income	34.3	40.3	38.6

Net earnings per share
Basic	0.68	0.77	0.73
Diluted	0.67	0.77	0.72

Per diluted share impact of other non-core items [1]	—	0.01	0.23
Core earnings per share on a fully diluted basis [1]	0.67	0.78	0.95

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	50,984	52,406	53,547

Key financial ratios
Return on common equity	14.0%	16.6%	17.1%
Core return on average tangible common equity [1]	15.5%	18.6%	24.6%
Return on average assets	1.0%	1.2%	1.4%
Net interest margin	2.48%	2.63%	3.18%
Core efficiency ratio [1]	66.7%	63.8%	60.3%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	June 30, 2020	December 31, 2019
Cash due from banks	2,228	2,550
Securities purchased under agreements to resell	358	142
Short-term investments	778	1,218
Investments in securities	4,354	4,436
Loans, net of allowance for credit losses	5,018	5,143
Premises, equipment and computer software, net of accumulated depreciation	159	158
Goodwill and intangibles, net	90	97
Accrued interest and other assets	166	177
Total assets	13,151	13,922

Total deposits	11,616	12,442
Accrued interest and other liabilities	303	373
Long-term debt	241	144
Total liabilities	12,160	12,958
Common shareholders’ equity	990	964
Total shareholders' equity	990	964
Total liabilities and shareholders' equity	13,151	13,922

Key Balance Sheet Ratios:	June 30, 2020	December 31, 2019
Common equity tier 1 capital ratio[1]	17.0%	17.3%
Tier 1 capital ratio[1]	17.0%	17.3%
Total capital ratio[1]	21.2%	19.4%
Leverage ratio[1]	6.0%	5.9%
Risk-Weighted Assets (in $ millions)	4,879	4,898
Risk-Weighted Assets / total assets	37.1%	35.2%
Tangible common equity ratio	6.9%	6.3%
Book value per common share (in $)	19.73	18.40
Tangible book value per share (in $)	17.94	16.55
Non-accrual loans/gross loans	1.5%	1.0%
Non-performing assets/total assets	0.7%	0.4%
Total coverage ratio	54.8%	46.8%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED JUNE 30, 2020 COMPARED WITH THE QUARTER ENDED MARCH 31, 2020
Net Income
Net income for the quarter ended June 30, 2020 was $34.3 million, down $6.0 million from $40.3 million in the prior quarter.
The $6.0 million decrease in net income in the quarter ended June 30, 2020 over the previous quarter was due principally to the following:
•$8.5 million decrease in net interest income before provision for credit losses due to an $11.8 million decrease in interest income from investments and banks and a $5.3 million decrease in interest income on loans, both driven by reduced rates as a result of recent fed rate cuts. This was partially offset by an $8.6 million decrease in interest expense due to both lower term deposit volumes and costs and the impact of active deposit repricing in the Channel Islands;
•$5.9 million decrease in non-interest income primarily due to a $2.1 million decrease in banking income due to reduced card services income as a result of lower transaction volumes and a $2.7 million decrease in foreign exchange revenue driven by seasonally higher transactions in the prior quarter, as well as generally lower volumes during the "shelter-in-place" period;
•$3.1 million decrease in staff-related costs due primarily to elevated expenses recognized in the prior quarter related to staff incentive and severance costs;
•$1.3 million increase in total other gains/(losses) due to mark-to-market recoveries;

•$0.9 million decrease in marketing expenses associated with lower costs on the Bank's re-branding initiative, lower travel expenses and client event costs; and
•$0.8 million decrease in professional and outside services due primarily to non-recurring expenses recognized in the prior quarter.

Non-Core Items1
Non-core items resulted in expenses of $0.1 million in the quarter ended June 30, 2020, which improved by $0.4 million compared to expenses of $0.5 million in the prior quarter. Non-core items for the period were incurred primarily in the final implementation of a target staffing model for the combined Channel Islands segment following the ABN AMRO (Channel Islands) acquisition.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT JUNE 30, 2020 COMPARED WITH DECEMBER 31, 2019
Total Assets
Total assets of the Bank were $13.2 billion at June 30, 2020, a decrease of $0.8 billion from December 31, 2019. The Bank maintained a highly liquid position at June 30, 2020, with $7.7 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 58.7% of total assets, compared with 60.0% at December 31, 2019.
Loans Receivable
The loan portfolio totaled $5.0 billion at June 30, 2020, which was a decrease of $124.7 million compared with December 31, 2019, due primarily to the translation of Channel Islands GBP loans at lower USD exchange rates.
Allowance for credit losses at June 30, 2020 totaled $40.2 million, an increase of $16.6 million from December 31, 2019. The movement was due primarily to the adoption of the new CECL standard and declining macro-economic forecasts which drive the forward-looking expected losses.
The loan portfolio represented 38.2% of total assets at June 30, 2020 (December 31, 2019: 36.9%), while loans as a percentage of total deposits increased from 41.3% at December 31, 2019 to 43.2% at June 30, 2020. The increases in both are due principally to a decrease in customer deposits at June 30, 2020 related to expected declines of Euro deposits in the Channel Islands as the deposit book is repriced.
As of June 30, 2020, the Bank had gross non-accrual loans of $73.3 million, representing 1.5% of total gross loans, an increase of $22.9 million from the $50.4 million, or 1.0%, of total loans at December 31, 2019. This increase was driven by one commercial loan and several residential mortgages in Bermuda. Butterfield continues to engage proactively with clients who experience financial difficulty.
Other real estate owned (“OREO”) increased by $0.4 million from year-end 2019 to $4.2 million at June 30, 2020, as a result of one new foreclosure during the first quarter of 2020.
Investment in Securities
The investment portfolio was $4.4 billion at June 30, 2020, down $82.7 million from December 31, 2019.
The investment portfolio is made up of high quality assets with 99.8% invested in A-or-better-rated securities. The investment yield decreased from 2.78% in the previous quarter to 2.52% as at June 30, 2020. Total net unrealized gains were $181.9 million, compared with total net unrealized gains of $60.8 million at December 31, 2019, which was due to continued, lower long-term US dollar interest rates.
Deposits
Average deposits were $11.8 billion in the second quarter of 2020 compared to $12.2 billion in the quarter ended December 31, 2019. The cost of deposits decreased 28 basis points from the previous quarter reflecting rate decreases in term deposit products and repricing initiatives in the Channel Islands.

Average Balance Sheet2

	For the three months ended
	June 30, 2020			March 31, 2020			June 30, 2019
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	3,358.4	1.1	0.13	3,681.2	9.4	1.03	2,265.5	8.2	1.46
Investment in securities	4,426.6	27.8	2.52	4,503.2	31.2	2.78	4,453.5	32.4	2.92
Equity securities at fair value	1.4			2.3			1.3
Available-for-sale	2,340.9	12.8	2.19	2,319.8	15.0	2.59	2,237.1	15.1	2.71
Held-to-maturity	2,084.4	15.1	2.90	2,181.1	16.2	2.99	2,215.1	17.3	3.13
Loans	4,997.3	56.4	4.53	5,159.8	61.7	4.80	4,012.8	56.7	5.67
Commercial	1,693.3	21.5	5.09	1,792.4	23.2	5.19	1,218.9	18.8	6.18
Consumer	3,304.1	34.9	4.24	3,367.4	38.5	4.59	2,793.9	38.0	5.45
Interest earning assets	12,782.3	85.3	2.68	13,344.1	102.4	3.08	10,731.8	97.4	3.64
Other assets	401.3			403.5			342.8
Total assets	13,183.6	85.3		13,747.6	102.4		11,074.7	97.4
Liabilities
Deposits	9,661.8	(4.1)	(0.17)	10,172.2	(12.9)	(0.51)	7,520.9	(10.2)	(0.55)
Long-term debt	165.8	(2.1)	(5.00)	143.5	(1.9)	(5.22)	143.4	(2.0)	(5.56)
Interest bearing liabilities	9,827.6	(6.2)	(0.25)	10,315.7	(14.8)	(0.58)	7,664.3	(12.2)	(0.64)
Non-interest bearing current accounts	2,166.8			2,227.3			2,167.8
Other liabilities	274.2			316.6			307.1
Total liabilities	12,268.6	(6.2)		12,859.6	(14.8)		10,139.2	(12.2)
Shareholders’ equity	915.0			888.0			935.5
Total liabilities and shareholders’ equity	13,183.6			13,747.6			11,074.7
Non-interest-bearing funds net of non-interest earning assets (free balance)	2,954.7			3,028.4			3,067.5
Net interest margin		79.1	2.48		87.6	2.63		85.2	3.18
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $90.5 billion and $27.6 billion, respectively, at June 30, 2020, while assets under management were $5.4 billion at June 30, 2020. This compares with $91.7 billion, $30.3 billion and $5.6 billion, respectively, at December 31, 2019.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	June 30, 2020	March 31, 2020	June 30, 2019
Net income to common shareholders	34.3	40.3	38.6
Non-core items
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs	0.1	0.4	11.3
Business acquisition costs	—	0.1	1.2
Total non-core expenses	0.1	0.5	12.5
Total non-core items	0.1	0.5	12.5
Core net income	34.4	40.8	51.1

Average common equity	985.0	973.3	905.7
Less: average goodwill and intangible assets	(90.5)	(94.2)	(73.0)
Average tangible common equity	894.5	879.1	832.7
Core earnings per share fully diluted	0.67	0.78	0.95
Return on common equity	14.0%	16.6%	17.1%
Core return on average tangible common equity	15.5%	18.6%	24.6%

Shareholders equity	990.3	980.5	928.7
Less: goodwill and intangible assets	(89.7)	(91.2)	(72.2)
Tangible common equity	900.7	889.3	856.5
Basic participating shares outstanding (in millions)	50.2	51.4	53.0
Tangible book value per common share	17.94	17.31	16.16

Non-interest expenses	82.0	88.1	91.7
Less: non-core expenses	(0.1)	(0.5)	(12.5)
Less: amortization of intangibles	(1.4)	(1.4)	(1.2)
Core non-interest expenses before amortization of intangibles	80.5	86.2	78.0
Core revenue before other gains and losses and provision for credit losses	120.8	135.2	129.4
Core efficiency ratio	66.7%	63.8%	60.3%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Thursday, July 23, 2020 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:    Media Relations Contact:
Noah Fields     Mark Johnson
Investor Relations     Group Head of Communications
The Bank of N.T. Butterfield & Son Limited  The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816    Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com   E-mail: mark.johnson@butterfieldgroup.com